SEC LETTER TO SPARK FUND ONE, LLC

Issuer Response to Letter dated January 3, 2025

Offering Statement on Form 1-A filed December 10, 2024
File No. 024-12545

SEC COMMENT	ADDRESSED BY
General

1.      Please revise to clarify, if true, that you will terminate the offering and return the funds held in escrow to investors if you do not reach the Minimum Offering Amount within 12 months after the Effective Date. Also revise to disclose, assuming you do not reach the Minimum Offering Amount, how soon after termination you would expect to return the funds held in escrow to investors.

The Issuer has included narrative depicting its intention and time frame to return any offering proceeds held in escrow prior to meeting the Offering Minimum Offering Amount either at the Offering Termination Date or the end of the Offering Period. Issuer’s return of proceeds intention has been added in the summary narrative of the Offering on page 1 of the offering statement. Specifically, the statement reads “In the event proceeds from this Offering do not exceed the Minimum Offering Amount at either (i) the Offering Termination Date, or (ii) the end of the Offering Period, the Company shall promptly return all funds received from subscribers to the Offering without deduction and the Company intends to return the subscriber’s funds within ten (10) business days following either the Offering Termination Date or the end of Offering Period, respectively.”

Additional narrative depicting Issuer’s intention and time frame to return proceeds held in escrow prior to meeting the Offering Minimum Offering Amount either at the Offering Termination Date or the end of the Offering Period has been added on page 18 of the offering statement in the “Plan of Distribution” section. Specifically, the additional narrative reads “In the event proceeds from this Offering do not exceed the Minimum Offering Amount at either (i) the Offering Termination Date, or (ii) the end of the Offering Period, the Company shall promptly return all funds received from subscribers to the Offering without deduction and the Company intends to return the subscriber’s funds within ten (10) business days following either the Offering Termination Date or the end of Offering Period, respectively.”

2.      We note that you intend to invest in real estate projects and, as you explain on page 3 and elsewhere, that the Manager, the members of the Manager, and the officers and significant employees of the Manager develop, manage, and operate real estate projects. As applicable, please revise to include prior performance disclosure for programs with similar investment objectives. Refer to Item 7(c) of Part II of Form 1-A and Item 8 of Industry Guide 5.

A new section, Prior Performance, has been added starting on page 33 of the offering statement and the additional section contains narrative describing multiple projects in which the principals of Manager and Company affiliates participated that possess similar investment objectives of the Issuer and the applicable summary tables.